UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated March 16, 2015, announcing the Company's financial and operating results for the fourth quarter ended December 31, 2014.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: March 16, 2015	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter 2014 Financial Results

PIRAEUS, Greece, March 16, 2015 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the fourth quarter ended December 31st, 2014.

Fourth Quarter Highlights and Full Year Highlights

•	Recorded sales volumes of 3,008,060 metric tons in Q4 2014 and 11,332,385 for the full year.
•	Recorded gross profit of $85.2 million in Q4 2014 and $335.2 million for the full year.
•	Recorded operating income of $18.5 million for the quarter and $57.9 million for the full year.
•	Recorded net income attributable to Aegean shareholders of $7.5 million or $0.16 basic diluted earnings per share in Q4 2014 and $17.6 million or $0.37 basic and diluted earnings per share for the full year.
o	Net income attributable to Aegean shareholders adjusted for bad debt expense related to the OW bankruptcy and a sale of non-core assets was $10.4 million or $0.22 basic and diluted earnings per share in Q4 2014 and $37.8 or $0.79 basic diluted earnings per share for the full year.
•	Recorded EBITDA of $22.9 million in Q4 2014 and $82.0 million for the full year.
o	EBITDA adjusted for bad debt expense related to the OW bankruptcy and a sale of non-core assets was $25.8 million in Q4 2014 and $102.2 million for the full year. [1]
•	Operational Highlights:
o	Integrated U.S. East Coast operations.
o	Launched commercial leasing efforts for Fujairah storage facility.
o	Launched physical supply and marketing operations in Germany.
o	Commenced operations in the Gulf of Mexico
o	Commenced operations in Los Angeles
o	Increased liquidity through convertible note offering

"2014 was a landmark year for Aegean," commented E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network.  "We took advantage of recent sector turbulence to expand into new markets, and announced new operations across four continents.  We have already fully integrated our new operations in the Gulf of Mexico and the Port of Los Angeles, and are close to completing the integration of our new operations in Hamburg, Germany, and St. Petersburg, Russia. In addition, we launched our long-awaited Fujairah storage facility, fully integrated our U.S. East Coast operations, and continued to streamline our expenses to maximize utilization of our fleet.  We are proud to have significantly grown our company and delivered solid results despite industry-wide headwinds."

1 Please see below for a reconciliation of EBITDA, a non-GAAP measure, to net income.

Mr. Tavlarios continued, "Throughout 2014 we successfully executed on our strategy to streamline our infrastructure and leverage our full-year results, which include fourth quarter and full-year operating income growth of 42 and 47% respectively. Looking ahead, we expect to continue building on our strong momentum in 2015 to deliver continued bottom line growth.  We look forward to evaluating additional expansion opportunities and leveraging our strengthened global position to drive continued growth and value creation."

For the three months ended December 31, 2014 the Company achieved net income attributable to Aegean shareholders of $7.5 million, or $0.16 basic diluted earnings per share.  Net income attributable to Aegean shareholders excluding a write-down on bad debt expense related to the OW bankruptcy and a non-cash gain from the sale of non-core assets was $10.4 million or $0.22 basic and diluted earnings per share.  For the three months ended December 31, 2013, the Company recorded net income attributable to Aegean shareholders of $7.0 million, or $0.15 basic and diluted earnings per share. Net income attributable to Aegean shareholders excluding a non-cash loss from the sale of a non-core vessel was $7.5 million or 0.16 basic and diluted earnings per share.

Following a reduction in commodity prices our total revenues for the three months ended December 31, 2014, decreased by 2.2% to $1,437.7 million compared with $1,470.4 million reported for the same period in 2013. For the three months ended December 31, 2014, sales of marine petroleum products decreased by 2.2% to $1,421.0 million compared with $1,453.0 million for the same period in 2013. Gross profit, which equals total revenue less directly attributable cost of revenue increased by 13.6% to $85.2 million in the fourth quarter of 2014 compared with $75.0 million in the same period in 2013.

For the three months ended December 31, 2014, the volume of marine fuel sold by the Company increased by 26.2% to 3,008,060 metric tons compared with 2,384,376 metric tons in the same period in 2013.

Operating income for the fourth quarter of 2014 amounted to $18.5 million compared to $14.5 million for the same period in 2013. Operating expenses increased by $6.2 million, or 10.2%, to $66.7 million for the three months ended December 31, 2014, compared with $60.5 million for the same period in 2013 largely due to a $3.3m bad debt expense related to the OW bankruptcy.

Liquidity and Capital Resources

Net cash provided by operating activities was $193.9 million for the three months ended December 31, 2014. Net income, as adjusted for non-cash items (as defined in Note 9) was $6.2 million for the period.

Net cash used in investing activities was $25.3 million for the three months ended December 31, 2014, primarily driven by the construction and completion of our storage facility in Fujairah.

Net cash used in financing activities was $140.2 million for the three months ended December 31, 2014, which was used to repay short term borrowings.

As of December 31, 2014, the Company had cash and cash equivalents of $143.1 million and working capital of $205.3 million. Non-cash working capital, or working capital excluding cash and debt, was $431.1 million.

As of December 31, 2014, the Company had $912.4 million in available liquidity, which includes unrestricted cash and cash equivalents of $143.1 million and available undrawn amounts under the Company's working capital facilities of $769.3 million, to finance working capital requirements.

The weighted average basic and diluted shares outstanding for the three months ended December 31, 2014 were 46,336,307. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2013 were 45,685,472.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "Aegean continues to successfully execute on a strategy of expanding/ enhancing its global offering while streamlining its operating platform and has achieved strong growth despite market volatility.  Notably, we upsized and priced our previously announced 4.00% Convertible Senior Notes due 2018, which will provide us with additional liquidity to continue pursuing growth opportunities."

Mr. Gianniotis concluded, "Going forward we will continue to vigilantly monitor our capital allocation to capitalize on our expanded global scale and world-class integrated logistics platform and enhance shareholder value.  I'd like to welcome all of our new employees around the world, and thank our dedicated team for their strong execution that is allowing us to enhance value for our shareholders."

Summary Consolidated Financial and Other Data (Unaudited)	For the Three Months Ended December 31,		For the Year Ended December 31,
	2013	2014	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,462,023	$1,431,457	$6,303,105	$6,635,316
Revenues - related companies	8,407	6,281	31,624	26,699
Total revenues	1,470,430	1,437,738	6,334,729	6,662,015
Cost of revenues - third parties	1,299,902	1,301,227	5,621,408	5,975,541
Cost of revenues– related companies	95,562	51,343	427,329	351,311
Total cost of revenues	1,395,464	1,352,570	6,048,737	6,326,852
Gross profit	74,966	85,168	285,992	335,163
Operating expenses:
Selling and distribution	50,951	55,690	201,597	218,899
General and administrative	8,553	11,059	29,727	38,099
Amortization of intangible assets	473	376	1,603	3,323
Loss/(Gain) on sale of vessels, net	495	(413)	4,312	12,864
Vessel impairment charge	-	-	-	4,062
Operating income	14,494	18,456	48,753	57,916
Net financing cost	8,265	8,679	27,998	33,781
Gain on sale of subsidiary, net	-	-	(4,174)	-
Foreign exchange (gains) / losses, net	(370)	2,787	(1,123)	6,032
Other expense………………………………………………	-	-	-	-
Income taxes expense / (income)	(423)	(509)	(978)	464
Net income	7,022	7,499	27,030	17,639
Less income/(loss) attributable to non-controlling interest	10	(17)	(33)	49
Net income attributable to AMPNI shareholders	$7,012	$7,516	$27,063	$17,590
Basic earnings per share (U.S. dollars)	$0.15	$0.16	$$0.58	$$0.37
Diluted earnings per share (U.S. dollars)	$0.15	$0.16	$$0.58	$$0.37

EBITDA(1)	$22,392	$22,894	$83,231	$82,019

Other Financial Data:
Gross spread on marine petroleum products(2)	$65,029	$78,238	$256,724	$303,150
Gross spread on lubricants(2)	932	828	3,914	2,948
Gross spread on marine fuel(2)	64,097	77,410	252,810	300,202
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	26.9	25.7	25.4	26.5
Net cash provided by operating activities	$38,705	$193,857	$40,583	$181,546
Net cash used in investing activities	(151,290)	(25,292)	(181,821)	(58,834)
Net cash provided by/ (used in) financing activities	102,394	(140,183)	125,978	(36,753)

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,384,376	3,008,060	9,941,061	11,332,385

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	51.0	48.0	51.0	48.0
Average number of owned bunkering tankers(4)(5)	52.3	48.4	53.8	50.2
Special Purpose Vessels, end of period(6)……………	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	14.0	14.0	14.0	14.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2013	As of December 31, 2014

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	62,575	143,078
Gross trade receivables	472,543	354,459
Allowance for doubtful accounts	(2,622)	(5,851)
Inventories	303,297	156,990
Current assets	896,730	750,415
Total assets	1,616,185	1,498,252
Trade payables	241,743	120,451
Current liabilities (including current portion of long-term debt)	652,277	545,067
Total debt	783,317	754,407
Total liabilities	1,072,439	930,836
Total stockholder's equity	543,746	567,416

Working Capital Data:
Working capital(8)	244,453	205,348
Working capital excluding cash and debt(8)	541,919	431,081

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended December 31,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	7,012	7,516

Add: Net financing cost including amortization of financing costs	8,265	8,679
Add/ (Less): Income tax expense/ (income)	(423)	(509)
Add: Depreciation and amortization excluding amortization of financing costs	7,538	7,208

EBITDA	22,392	22,894

2.	Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,
	2013	2014

Sales of marine petroleum products	$1,452,993	$1,421,025
Less: Cost of marine petroleum products sold	(1,387,964)	(1,342,787)
Gross spread on marine petroleum products	65,029	78,238
Less: Gross spread on lubricants	(932)	(828)
Gross spread on marine fuel	64,097	77,410

Sales volume of marine fuel (metric tons)	2,384,376	3,008,060

Gross spread per metric ton of marine fuel sold (U.S. dollars)	$26.9	$25.7

3.	Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.
The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, Algeciras, US East and West Coast, Gulf of Mexico, Russia, Germany and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.	Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.	The Company owns one barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe. The Company also operates on-land storage facilities in Portland, Las Palmas, Tangiers, Panama, U.S.A., Barcelona and Fujairah.
The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.	Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.	Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Fourth Quarter 2014 Dividend Announcement
On March 16, 2015, the Company's Board of Directors declared a fourth quarter 2014 dividend of $0.02 per share payable on April 13, 2015 to shareholders of record as of March 30, 2015. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Tuesday, March 17, 2015 at 8:30 a.m. Eastern Time, to discuss its fourth quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 378-0320 (for U.S.-based callers) or (719) 457-1035 (for international callers) and enter the passcode: 9791775.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through March 31, 2015 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 9791775.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 30 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, the U.S. East Coast, Los Angeles Algeciras, Germany and Russia. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2014
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,575	$143,078
Trade receivables, net of allowance for doubtful accounts of $2,622 and $5,851 as of December 31, 2013 and 2014, respectively	469,921	353,608
Due from related companies	14,654	18,243
Derivative asset	-	18,941
Inventories	303,297	156,990
Prepayments and other current assets	38,707	56,495
Deferred tax asset	1,044	754
Restricted cash	6,532	2,306
Total current assets	896,730	750,415

FIXED ASSETS:
Advances for vessels under construction and acquisitions	1,585	5,466
Advances for other fixed assets under construction	159,062	-
Vessels, cost	517,225	473,388
Vessels, accumulated depreciation	(95,696)	(92,196)
Vessels' net book value	421,529	381,192
Other fixed assets, net	22,909	249,618
Total fixed assets	605,085	636,276

OTHER NON-CURRENT ASSETS:
Deferred charges, net	27,478	27,874
Intangible assets	18,830	15,507
Goodwill	66,031	66,031
Deferred tax asset	1,852	1,224
Other non-current assets	179	925
Total non-current assets	114,370	111,561

Total assets	1,616,185	1,498,252

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	331,590	332,505
Current portion of long-term debt	34,983	38,612
Trade payables to third-parties	231,235	115,634
Trade payables to related companies	10,508	4,817
Other payables to related companies	1,902	1,172
Derivative liability	839	-
Accrued and other current liabilities	41,220	52,327
Total current liabilities	652,277	545,067

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	416,744	383,290
Deferred tax liability	2,017	1,010
Derivative liability	470	592
Other non-current liabilities	931	877
Total non-current liabilities	420,162	385,769

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2013 and December 31, 2014; 49,243,659 and 50,242,992 shares issued and 47,272,020 and 48,271,353 shares outstanding at December 31, 2013 and December 31, 2014, respectively	492	502
Treasury stock, $0.01 par value; 1,971,639 shares, repurchased at December 31, 2013 and December 31, 2014	(29,327)	(29,327)
Additional paid-in capital	363,160	371,924
Retained earnings	209,130	224,317
Total AMPNI stockholders' equity	543,455	567,416

Non-controlling interest	291	-
Total equity	543,746	567,416
Total liabilities and equity	$1,616,185	$1,498,252

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2012	2013	2014

Revenues
Revenues – third-parties	$7,207,813	$6,303,105	$6,635,316
Revenues – related companies	51,147	31,624	26,699
Total Revenues	7,258,960	6,334,729	6,662,015

Cost of Revenues
Cost of revenues – third-parties	6,496,327	5,621,408	5,975,541
Cost of revenues – related companies	459,984	427,329	351,311
Total Cost of Revenues	6,956,311	6,048,737	6,326,852

Gross Profit	302,649	285,992	335,163

OPERATING EXPENSES:
Selling and Distribution	210,236	201,597	218,899
General and Administrative	29,897	29,727	38,099
Amortization of intangible assets	1,505	1,603	3,323
Loss on sale of vessels, net	5,966	4,312	12,864
Vessel impairment charge	-	-	4,062
Total operating expenses	247,604	237,239	277,247

Operating income	55,045	48,753	57,916

OTHER INCOME/(EXPENSE):
Interest and finance costs	(31,192)	(28,073)	(33,898)
Interest income	123	75	117
Gain on sale of subsidiary	-	4,174	-
Foreign exchange gains/ (losses), net	3,786	1,123	(6,032)
Other expense	(1,191)	-	-
Total other expenses, net	(28,474)	(22,701)	(39,813)
Income before provision for income taxes	26,571	26,052	18,103

Income taxes	(4,122)	(978)	(464)

Net income	22,449	27,030	17,639
Net income/(loss) attributed to non-controlling interest	2,372	(33)	49
Net income attributed to AMPNI shareholders	$20,077	$27,063	$17,590

Basic earnings per common share	$0.44	$0.58	$0.37
Diluted earnings per common share	$0.44	$0.58	$0.37

Weighted average number of common shares, basic	45,473,360	45,677,249	46,271,716
Weighted average number of common shares, diluted	45,473,360	45,677,249	46,271,716

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income	$22,449	$27,030	$17,639
Adjustments to reconcile net income to net cash (used in)/ provided by operating activities:
Depreciation	22,102	20,467	21,325
Provision of/ (Release of) doubtful accounts	2,919	(881)	3,229
Share-based compensation	4,406	4,497	8,774
Amortization	10,115	9,939	13,819
Provision for income taxes	428	(1,400)	(89)
Loss on sale of vessels, net	5,966	4,312	12,864
Loss from impairment of vessels	-	-	4,062
Gain on sale of subsidiary	-	(4,174)	-
Change in fair value of derivatives	1,469	674	(19,658)
Other non-cash charges	(39)	343	(870)
Decrease (increase) in:
Trade receivables	48,278	4,606	118,540
Due from related companies	880	594	(3,589)
Inventories	23,231	(25,081)	146,307
Prepayments and other current assets	(1,329)	(8,869)	(17,788)
(Decrease) increase in:
Trade payables	(8,642)	(1,076)	(121,292)
Other payables to related companies	(671)	442	(730)
Accrued and other current liabilities	(2,436)	17,552	9,719
Increase in other non-current assets	(1)	(20)	(746)
(Decrease)/ increase in other non-current liabilities	(45)	627	334
Payments for dry-docking	(5,561)	(8,999)	(10,304)
Net cash provided by operating activities	123,519	40,583	181,546

Cash flows from investing activities:
Advances for vessels under construction	(2,303)	(1,585)	(2,730)
Advances for vessel acquisitions	-	-	(7,786)
Advances for other fixed assets under construction	(62,366)	(62,675)	(61,064)
Proceeds from sale of subsidiary, net of cash surrendered	-	6,149	-
Business acquisitions	-	(127,390)	-
Net proceeds from sale of vessels	8,932	8,328	16,475
Net proceeds from sale of vessel to a related party	-	103	-
Purchase of other fixed assets	(844)	(5,136)	(7,955)
Decrease in restricted cash	-	385	4,226
Increase in restricted cash	(1,581)	-	-
Net cash used in investing activities	(58,162)	(181,821)	(58,834)

Cash flows from financing activities:
Proceeds from long-term debt	-	170,750	119,455
Repayment of long-term debt	(26,109)	(152,765)	(35,706)
Repayment of capital lease obligation	(1,267)	(1,181)	(395)
Net change in short-term borrowings	(27,482)	124,838	(114,085)
Repurchases of common stock	(19)	-	-
Financing costs paid	(390)	(11,067)	(3,279)
Dividends paid to non-controlling interest	-	(2,713)	(340)
Dividends paid	(1,860)	(1,884)	(2,403)
Net cash (used in)/ provided by financing activities	(57,127)	125,978	(36,753)

Effect of exchange rate changes on cash and cash equivalents	434	589	(5,456)

Net increase/ (decrease) in cash and cash equivalents	8,664	(14,671)	80,503
Cash and cash equivalents at beginning of year	68,582	77,246	62,575
Cash and cash equivalents at end of year	$77,246	$62,575	$143,078